Item 77 D-Policies with respect to securities investments

Grandeur Peak Global Opportunities Fund and Grandeur Peak International Opportunities Fund

New Policy

Each of the Grandeur Peak Global Opportunities Fund and Grandeur Peak International Opportunities Fund was previously a non‐diversified investment company for the diversification purposes of the Investment Company Act of 1940. As a result of operating in a diversified manner for the past three years, each Fund is now deemed to be diversified under the Investment Company Act of 1940.  Each Fund may not resume operating in a non‐diversified manner without first obtaining shareholder approval.

Seafarer Overseas Growth and Income Fund

New Policy

Prior to August 31, 2014, the Seafarer Overseas Growth and Income Fund sought to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets in dividend-paying common stocks, preferred stocks, convertible securities and debt obligations of foreign companies, where “total assets” means net assets, plus the amount of any borrowings for investment purposes.  Effective August 31, 2014, the Fund may also pursue its investment objective by investing in the debt obligations of foreign governments and their agencies.

In addition, prior to August 31, 2014, the Fund’s principal investment strategies provided that the Fund may invest a significant amount of its net assets (50% to 80% under normal market conditions) in the securities of companies located in developing countries, as described more fully in the Fund’s prospectus.  The strategies also provided that the Fund may invest a significant amount of its net assets (20% to 50% under normal market conditions) in the securities of companies located in selected foreign developed nations, as described more fully in the Fund’s prospectus, which in the Adviser’s opinion have significant economic and financial linkages to developing countries.  Effective August 31, 2014, the guideline ranges referred to above, specifically 50% to 80% with respect to developing countries, and 20% to 50% with respect to selected foreign developed nations, were removed.